EXHIBIT 99.2

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)

In connection with the annual report of Dialog Semiconductor Plc (the “Company”) on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Martin Kloeble, Vice-President of Finance and Controlling of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Martin Kloeble

Martin Kloeble
Vice President of Finance and Controlling
February 27, 2003